Exhibit 99.4

AVRICORE HEALTH COMPLETES $1.5 MILLION FINANCING

Vancouver, British Columbia – January 26, 2021 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) announces it has closed the final tranche of its non-brokered private placement for gross proceeds of $874,000 to complete its $1.5 million financing. The Company will issue 8,740,000 units at $0.10 per unit and will pay finders fees totaling $29,050 and issue 290,500 finders warrants. Insiders participated in the aggregate amount of $88,000 for 880,000 units. Placement proceeds will be used for general working capital purposes.

“We are honoured to have had this level of support in challenging times.”  Said Hector Bremner, CEO of Avricore Health. “It demonstrates the strong sentiment and belief in our mission, and our team. We look forward to now delivering on our work and expanding HealthTab™ to more pharmacies and other applications."

Each Unit consists of one common share and one transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of 12 months from the closing date of the offering at a price of $0.15 per common share provided that if the closing price of the common shares of the Company on any stock exchange or quotation system on which the common shares are then listed or quoted is equal to or greater than $0.20 for a period of fifteen (15) consecutive trading days, the Company will have the right to accelerate the expiry of the warrants to a date that is not less than ten (10) business days from the date notice is given.

Closing of the Private Placement is subject to final acceptance by the TSX Venture Exchange. All securities issued in connection with the Private Placement will be subject to a four-month hold period from the closing date under applicable Canadian securities laws.

The Private Placement securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements. This news release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.